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03029584

File No. 82-5227

August 18, 2003

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re: SAMMY CORPORATION
Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SAMMY CORPORATION (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Notice of Acquisition of the Company's Own Shares

Yours truly,

Fusako Otsuka

FO/ah
Encl.
cc: The Bank of New York
cc: SAMMY CORPORATION (w/o encl.)

8/28

(Translation)

03 AUG 28 AM 7:21

File No. 82-5227
August 8, 2003

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Hideo Yoshizawa, Executive Officer and Division Manager, Corporate Planning Division (TEL: 03-5950-3790)

Notice of Acquisition of the Company's Own Shares

(Acquisition by the Company of its own shares pursuant to Article 210 of the Commercial Code of Japan)

Notice is hereby given that Sammy Corporation (the "Company"), executed the acquisition of its own shares pursuant to Article 210 of the Commercial Code of Japan by way of purchase on the market, as described below:

Description

(1) Purchase period:	From July 2, 2003 to August 8, 2003.
(2) Total number of shares purchased:	1,000,000 shares.
(3) Aggregate purchase price:	¥3,380,457,000.
(4) Method of purchase:	Purchase on the market established by Tokyo Stock Exchange.

(For reference)

1. Content of the resolution adopted at the 28th Ordinary General Meeting of Shareholders of the Company held on June 26, 2003:

· Class of shares to be acquired:	Shares of common stock of the Company.
· Total number of shares to be acquired:	(Not exceeding) 2,000,000 shares.

- Aggregate acquisition prices of shares: (Not exceeding) ¥8 billion.

2. Total of the Company's own shares acquired after the date of the resolution of the 28th Ordinary General Meeting of Shareholders of the Company:

- Number of shares acquired: 1,000,000 shares
- Aggregate amount of acquisition: ¥ 3,380,457,000.

- END -